EXHIBIT 11

CSP INC. AND SUBSIDIARIES

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE COMPUTATION
(Dollars and shares in thousands, except per share amounts)

	Fiscal Years Ended August
	2002	2001	2000
Net income (loss) per common share—basic:
Net income (loss)	$(5,663)	$(2,885)	$675
Weighted average common shares outstanding	3,524	3,527	3,572
Net income (loss) per common share—basic	$(1.61)	$(0.82)	$0.19
Net income (loss) per common share—diluted:
Net income (loss)	$(5,663)	$(2,885)	$675
Weighted average common shares outstanding	3,524	3,527	3,572
Add: net additional common shares upon exercise of stock options	—	—	91

Weighted average common shares outstanding—dilutive	3,524	3,527	3,663
Net income (loss) per common share—diluted	$(1.61)	$(0.82)	$0.18